UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 40)*

MECHEL PAO

(Name of Issuer)

COMMON SHARES, PAR VALUE 10 RUSSIAN RUBLES PER SHARE

AMERICAN DEPOSITARY SHARES, EACH ADS REPRESENTING TWO COMMON SHARES

(Title of Class of Securities)

RU000A0DKXV5

583840103

(CUSIP Number)

Alexey Lukashov

Krasnoarmeyskaya str., 1

125167 Moscow,

Russian Federation

+7 495 2218888

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 18, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. RU000A0DKXV5; 583840103

1.	Name of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Igor V. Zyuzin
2.	Check the Appropriate Box if a member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Russian Federation

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 110,206,451
	8.	Shared Voting Power 6,650,613
	9.	Sole Dispositive Power 110,206,451
	10.	Shared Dispositive Power 6,650,613

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 116,857,064
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 28,07%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. RU000A0DKXV5; 583840103

1.	Name of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Irina V. Zyuzina
2.	Check the Appropriate Box if a member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Russian Federation

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,395,832
	8.	Shared Voting Power 78,512,072
	9.	Sole Dispositive Power 1,395,832
	10.	Shared Dispositive Power 78,512,072

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 79,907,904
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 19.20%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. RU000A0DKXV5

1.	Name of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) MetHol OOO
2.	Check the Appropriate Box if a member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Russian Federation

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 77,838,103
	8.	Shared Voting Power 1,633,082
	9.	Sole Dispositive Power 77,838,103
	10.	Shared Dispositive Power 1,633,082

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 79,471,185
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 19.09%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No.    RU000A0DKXV5; 583840103

1.	Name of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) JSC IC BASK
2.	Check the Appropriate Box if a member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Russian Federation

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 5,570,325
	8.	Shared Voting Power 45,530
	9.	Sole Dispositive Power 5,570,325
	10.	Shared Dispositive Power 45,530

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,615,855
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.35%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No.    RU000A0DKXV5; 583840103

1.	Name of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) OOO BASK-MED
2.	Check the Appropriate Box if a member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Russian Federation

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 24,760
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 24,760
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 24,760
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.01%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No.    RU000A0DKXV5; 583840103

1.	Name of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) OOO BASK-MED Region
2.	Check the Appropriate Box if a member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Russian Federation

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 34,435
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power 34,435
	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 34,435
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.01%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No.    RU000A0DKXV5; 583840103

1.	Name of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) JSC COALMETBANK
2.	Check the Appropriate Box if a member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Russian Federation

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 614,086
	8.	Shared Voting Power 15
	9.	Sole Dispositive Power 614,086
	10.	Shared Dispositive Power 15

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 614,101
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.15%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No.    RU000A0DKXV5; 583840103

1.	Name of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) SKYBLOCK LIMITED
2.	Check the Appropriate Box if a member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Republic of Cyprus

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,018,996
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,018,996
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,018,996
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.24%
14.	Type of Reporting Person (See Instructions) CO

Item 1.	Security and Issuer

This Amendment to Schedule 13D (the “Schedule 13D”) further amends the Schedule 13D originally filed by the Reporting Persons (as defined below) on July 21, 2008 (the “Original Schedule 13D”), as amended and restated on June 19, 2009, August 20, 2009, December 30, 2009, March 17, 2010, April 22, 2010, July 12, 2010, October 14, 2010, March 4, 2011, April 21, 2011, May 12, 2011, September 8, 2011, October 7, 2011, December 30, 2011, April 16, 2012, May 23, 2012, July 16, 2012, August 22, 2012, September 12, 2012, September 21, 2012, March 13, 2013, June 3, 2013, July 17, 2013, July 22, 2013, November 29, 2013, April 15, 2014, July 3, 2014, August 21, 2014, December 11, 2014, May 12, 2016, October 19, 2017, June 14, 2018, August 8, 2018, March 5, 2019, July 08, 2019, September 30, 2019, October 24, 2019, November 27, 2019, December 31, 2019 and February 10, 2020 (the “Amended Schedule 13D”), and relates to common shares, par value 10 Russian rubles per share (the “Common Shares”), of Mechel PAO, a public joint-stock company incorporated under the laws of the Russian Federation (the “Issuer”) and the Issuer’s American Depositary Shares (“ADSs”), each ADS representing two Common Shares. The principal executive offices of the Issuer are located at Krasnoarmeyskaya str. 1, Moscow, 125167, Russian Federation.

Item 2.	Identity and Background

(a) - (c) and (f). This Schedule 13D is filed by Igor V. Zyuzin, a natural person and a citizen of the Russian Federation (“Mr. Zyuzin”); Irina V. Zyuzina, a natural person and a citizen of the Russian Federation (“Mrs. Zyuzina”); MetHol OOO, a limited liability company organized under the laws of the Russian Federation (“MetHol”); JSC IC BASK, a joint stock company organized under the laws of the Russian Federation (“BASK”); BASK-MED OOO, a limited liability company organized under the laws of the Russian Federation (“BASK-MED”); BASK-MED Region OOO, a limited liability company organized under the laws of the Russian Federation (“BASK-MED Region”), JSC COALMETBANK, joint-stock company organized under the laws of the Russian Federation (“Coalmetbank”) and SKYBLOCK LIMITED, limited liability company organized under the laws of the Republic of Cyprus (“Skyblock”) (together, the “Reporting Persons”).

Mr. Zyuzin co-founded the Issuer in 2003 and was the Issuer’s chief executive officer from December 2006 until July 2010. Mr. Zyuzin is also the chairman of the board of directors of the Issuer. Mr. Zyuzin’s principal business address is at the Issuer’s principal executive office at Krasnoarmeyskaya str. 1, Moscow, 125167, Russian Federation.

Mrs. Zyuzina does not hold any official positions. Her principal address is at 19-6 Tverskoy Boulevard, Moscow, 123104, Russian Federation.

MetHol is a limited company organized under the laws of the Russian Federation which principal business is to make private investments. Mrs. Zyuzina owns 34% of the outstanding equity interests in MetHol. The principal business office address of MetHol is Krasnoarmeyskaya str.1, Moscow, 125167, Russian Federation. The names of the executive officers and directors of MetHol, their addresses, citizenship and principal occupations are as follows:

Name and Office Held	Business Address	Citizenship	Principal Occupation or Employment
Tatyana Ifutina General Director	Krasnoarmeyskaya str., 1 Moscow, 125167, Russian Federation	Russian Federation	Assistant of the Chairman of the Board of Directors of Mechel PAO, Krasnoarmeyskaya str., 1, Moscow, 125167, Russian Federation.

BASK is a joint stock company organized under the laws of the Russian Federation which principal business is to make private investments. Mr. Zyuzin owns 93.56% of the outstanding equity interests in BASK. The principal business office address of BASK is Tsinkzavodskoy per. 8A, Belovo, Kemerovskaya oblast, 652600, Russian Federation. The names of the executive officers and directors of BASK, their addresses, citizenship and principal occupations are as follows:

Name and Office Held	Business Address	Citizenship	Principal Occupation or Employment
Rimma Chmaro General Director	Tsinkzavodskoy per., 8A, Belovo, Kemerovskaya oblast, 652600, Russian Federation.	Russian Federation	General Director of BASK, Tsinkzavodskoy per., 8A, Belovo, Kemerovskaya oblast, 652600, Russian Federation.

BASK-MED is a limited liability company organized under the laws of the Russian Federation which principal business is to make private investments. Mrs. Zyuzina owns 95% of the outstanding equity interests in BASK-MED and Mr. Zyuzin indirectly owns 4.68% of the outstanding equity interests in BASK-MED. The principal business office address of BASK-MED is Komarova str. 11, Mezhdurechensk, Kemerovskaya oblast, 652870, Russian Federation. The names of the executive officers and directors of BASK-MED, their addresses, citizenship and principal occupations are as follows:

Name and Office Held	Business Address	Citizenship	Principal Occupation or Employment
Marina Makarova General Director	Komarova str. 11, Mezhdurechensk, Kemerovskaya oblast, 652870, Russian Federation.	Russian Federation	General Director of BASK-MED, Komarova str. 11, Mezhdurechensk, Kemerovskaya oblast, 652870, Russian Federation.

BASK-MED Region is a limited liability company organized under the laws of the Russian Federation which principal business is to make private investments. Mrs. Zyuzina owns 95% of the outstanding equity interests in BASK-MED Region and Mr.Zyuzin indirectly owns 4.68% of the outstanding equity interests in BASK-MED Region. The principal business office address of BASK-MED Region is Yudina str.16, Mezhdurechensk, Kemerovskaya oblast, 652870, Russian Federation. The names of the executive officers and directors of BASK-MED Region, their addresses, citizenship and principal occupations are as follows:

Name and Office Held	Business Address	Citizenship	Principal Occupation or Employment
Marina Makarova General Director	Yudina str. 16, Mezhdurechensk, Kemerovskaya oblast, 652870, Russian Federation,	Russian Federation	General Director of BASK-MED Region, Yudina str. 16, Mezhdurechensk, Kemerovskaya oblast, 652870, Russian Federation,

Coalmetbank is a joint-stock company organized under the laws of the Russian Federation which principal business is to make private investments. Mr. Zyuzin directly and indirectly owns 9.53% of the outstanding equity interests in Coalmetbank and Mrs. Zyuzina indirectly owns 30.4% of the outstanding equity interests in Coalmetbank. The principal business office address of Coalmetbank is Molodogvardeytzev str., 17B, Chelyabinsk, 454138, Russian Federation. The names of the executive officers and directors of Coalmetbank, their addresses, citizenship and principal occupations are as follows:

Name and Office Held	Business Address	Citizenship	Principal Occupation or Employment
Tatyana Bessmertnykh Chairman of the Board	Molodogvardeytzev str.17B, Chelyabinsk, 454138, Russian Federation.	Russian Federation	Chairman of the Board of Coalmetbank, Molodogvardeytzev str.17B, Chelyabinsk, 454138, Russian Federation.

Skyblock is a limited liability company organized under the laws of the Republic of Cyprus whose principal business is to make private investments. Mr. Zyuzin and Mrs. Zyuzina indirectly own respectively 27.74% and 6.75% of the outstanding equity interests in Skyblock. The principal business office address of Skyblock is 27 Michalakopoulou street, 1075 Nicosia, Cyprus. The names of the executive officers and directors of Skyblock, their addresses, citizenship and principal occupations are as follows:

Name and Office Held	Business Address	Citizenship	Principal Occupation or Employment
Elena Rogova Director	27 Michalakopoulou street, 1075 Nicosia, Cyprus	Russian Federation	Director of Skyblock, 27 Michalakopoulou street, 1075 Nicosia, Cyprus.

(d) and (e). To the best knowledge of the Reporting Persons, none of the persons or entities identified in this Item 2 has, during the five years preceding the date of this Schedule 13D, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Mr. Zyuzin co-founded the Issuer in 2003 and has maintained a significant stake in the Issuer since then.

Item 4.	Purpose of Transaction

The Reporting Persons beneficially own 47.27% of the Common Shares. Except in certain cases as provided by the Federal Law “On Joint-Stock Companies”, dated December 26, 1995, as amended, resolutions at a shareholders’ meeting of the Issuer are adopted by a simple majority in a meeting at which shareholders holding more than half of the voting shares of the Issuer are present or represented. Accordingly, the Reporting Persons have the power to control the outcome of most matters to be decided by vote at a shareholders’ meeting and can control the appointment of the majority of directors and the removal of all of the elected directors.

The 10b5-1 Purchase Instruction set out in the Original Schedule 13D was terminated and no purchases thereunder were made.

No Reporting Person has any present plan or proposal to acquire or dispose of any Common Shares, ADSs or GDSs, although consistent with its investment purpose, each Reporting Person at any time and from time to time may acquire additional Common Shares, ADSs, or GDSs or dispose of any or all of its Common Shares, ADSs or GDSs, as applicable, depending upon prevailing market, economic and other conditions, other investment and business opportunities available to the Reporting Persons, liquidity requirements of the Reporting Persons, tax considerations and/or other investment considerations.

As the chairman of the board of directors and controlling shareholder of the Issuer, at any given time, Mr. Zyuzin may be involved in discussions, plans or proposals which relate to or, if effected, may result in any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D.

None of the Reporting Persons has any plans or proposals, which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5.	Interest in Securities of the Issuer

(a) – (b). All percentages of Common Shares disclosed in this Schedule 13D are calculated based on an aggregate total of 416,270,745 Common Shares, including Common Shares underlying ADSs and GDSs, issued and outstanding as of December 31, 2019.

As of today, the Reporting Persons beneficially own 47.27% of the Common Shares.

Mr. Zyuzin is the record owner of 110,206,451 Common Shares, which represent 26.47% of Common Shares, Mrs. Zyuzina is the record owner of 1,395,832 Common Shares, which represent 0.34% of Common Shares, MetHol is the record owner of 77,838,103 Common Shares, which represent 18.70% of Common Shares, BASK is the record owner of 5,570,325 Common Shares, which represent 1.34% of Common Shares, BASK-MED is the record owner of 24,760 Common Shares, which represent 0.01% of Common Shares, BASK-MED Region is the record owner of 34,435 Common Shares, which represent 0.01% of Common Shares, Coalmetbank is the record owner of 614,086 Common Shares, which represent 0.15% of Common Shares and Skyblock is the record owner of 1,018,996 Common Shares, which represent 0.24% of Common Shares.

Mr. Zyuzin owns 93.56% of the outstanding equity interests in JSC IC BASK and may therefore be deemed to share beneficial ownership of Common Shares held of record by JSC IC BASK.

Mr. Zyuzin indirectly owns 4.68% of the outstanding equity interests in BASK-MED and may therefore be deemed to share beneficial ownership of 1,159 Common Shares held of record by BASK-MED.

Mr. Zyuzin indirectly owns 4.68% of the outstanding equity interests in BASK-MED Region and may therefore be deemed to share beneficial ownership of 1,611 Common Shares held of record by BASK-MED Region.

Mr. Zyuzin directly and indirectly owns 9.53% of the outstanding equity interests in Coalmetbank and may therefore be deemed to share beneficial ownership of 58,522 Common Shares held of record by Coalmetbank.

Mr. Zyuzin indirectly owns 27.74% of the outstanding equity interests in Skyblock and may therefore be deemed to share beneficial ownership of Common Shares held of record by Skyblock.

Mrs. Zyuzina owns 34% of the outstanding equity interests in MetHol and may therefore be deemed to share beneficial ownership of Common Shares held of record by MetHol.

Mrs. Zyuzina owns 95% of the outstanding equity interests in BASK-MED and may therefore be deemed to share beneficial ownership of Common Shares held of record by BASK-MED.

Mrs. Zyuzina owns 95% of the outstanding equity interests in BASK-MED Region and may therefore be deemed to share beneficial ownership of Common Shares held of record by BASK-MED Region.

Mrs. Zyuzina indirectly owns 30.40% of the outstanding equity interests in Coalmetbank and may therefore be deemed to share beneficial ownership of Common Shares held of record by Coalmetbank.

Mrs. Zyuzina indirectly owns 6.75% of the outstanding equity interests in Skyblock and may therefore be deemed to share beneficial ownership of 688 Common Shares held of record by Skyblock.

MetHol owns 89.43% of the outstanding equity interests in Coalmetbank and may therefore be deemed to share beneficial ownership of Common Shares held of record by Coalmetbank.

MetHol indirectly owns 18.83% of the outstanding equity interests in Skyblock and may therefore be deemed to share beneficial ownership of Common Shares held of record by Skyblock.

BASK owns 5% of the outstanding equity interests in BASK-MED and may therefore be deemed to share beneficial ownership of 1,232 Common Shares held of record by BASK-MED.

BASK owns 5% of the outstanding equity interests in BASK-MED Region and may therefore be deemed to share beneficial ownership of 1,722 Common Shares held of record by BASK-MED Region.

BASK owns 6.91% of the outstanding equity interests in Coalmetbank and may therefore be deemed to share beneficial ownership of 42,433 Common Shares held of record by Coalmetbank.

BASK indirectly owns 1.35% of the outstanding equity interests in Skyblock and may therefore be deemed to share beneficial ownership of 137 Common Shares held of record by Skyblock.

Coalmetbank indirectly owns 0.15% of the outstanding equity interests in Skyblock and may therefore be deemed to share beneficial ownership of 15 Common Shares held of record by Skyblock.

Consequently, the Reporting Persons may be deemed to be a “group” within the meaning of Section 13(d) of the Act and Rule 13d-5(b)(1) promulgated thereunder with respect to their holdings of Common Shares.

In December 2019, Skyblock acquired 1,018,996 Common Shares in the course of trading sessions on the Moscow Exchange.

In March 2020, BASK acquired 1,824,138 Common Shares in the course of trading sessions on the Moscow Exchange.

In March 2020, BASK-MED acquired 1,379 Common Shares in the course of trading sessions on the Moscow Exchange.

As a result of the relationships and shareholdings described above, the Reporting Persons may be deemed to beneficially own Common Shares as of today as follows:

Reporting Person	Number of Common Shares Beneficially Owned	Percentage of Common Shares
Mr. Zyuzin	116,857,064	28.07%
BASK	5,615,855	1.35%
BASK-MED	24,760	0.01%
BASK-MED Region	34,435	0.01%
Coalmetbank	614,101	0.15%
Skyblock	1,018,996	0.24%
Mrs. Zyuzina	79,907,904	19.20%
MetHol	79,471,185	19.09%

(c) Not applicable.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer

None of the Reporting Persons or, to the best knowledge of the Reporting Persons, the other persons named in Item 2, is a party to any contract, arrangement, understanding or relationship (legal or otherwise) with respect to any securities of the Issuer, including but not limited to the transfer or voting of any securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, except the arrangements and relationships described in Item 5 above.

Item 7. Material to be Filed as Exhibits

Exhibit No.	Description

1	Joint Filing Agreement

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Date: March 18, 2020

IGOR V. ZYUZIN

/s/ Igor V. Zyuzin

IRINA V. ZYUZINA

/s/ Irina V. Zyuzina

METHOL OOO

By:	/s/ Tatyana Ifutina
Name:	Tatyana Ifutina
Title:	General Director

JSC IC BASK

By:	/s/ Rimma Chmaro
Name:	Rimma Chmaro
Title:	General Director

OOO BASK-MED

By:	/s/ Marina Makarova
Name:	Marina Makarova
Title:	General Director

OOO BASK-MED Region

By:	/s/ Marina Makarova
Name:	Marina Makarova
Title:	General Director

JSC COALMETBANK

By:	/s/ Tatyana Bessmertnykh
Name:	Tatyana Bessmertnykh
Title:	Chairman of the Board

SKYBLOCK LIMITED

By:	/s/ Elena Rogova
Name:	Elena Rogova
Title:	Director

EXHIBIT INDEX

Exhibit No.	Description

1	Joint Filing Agreement

EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) of the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Schedule 13D (including any and all amendments thereto) with respect to the Common Shares and ADSs of Mechel PAO, and further agree that this Agreement shall be included as an Exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein; provided that no party is responsible for the completeness or accuracy of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original instrument, but all of such counterparts together shall constitute but one agreement.

In evidence thereof the undersigned, being duly authorized, hereby execute this agreement on March 18, 2020.

IGOR V. ZYUZIN

/s/ Igor V. Zyuzin

IRINA V. ZYUZINA

/s/ Irina V. Zyuzina

METHOL OOO

By:	/s/ Tatyana Ifutina
Name:	Tatyana Ifutina
Title:	General Director

JSC IC BASK

By:	/s/ Rimma Chmaro
Name:	Rimma Chmaro
Title:	General Director

OOO BASK-MED

By:	/s/ Marina Makarova
Name:	Marina Makarova
Title:	General Director

OOO BASK-MED Region

By:	/s/ Marina Makarova
Name:	Marina Makarova
Title:	General Director

JSC COALMETBANK

By:	/s/ Tatyana Bessmertnykh
Name:	Tatyana Bessmertnykh
Title:	Chairman of the Board

SKYBLOCK LIMITED

By:	/s/ Elena Rogova
Name:	Elena Rogova
Title:	Director